Exhibit 4.18

LOAN AGREEMENT

THIS LOAN AGREEMENT (this “Agreement”), dated as of this 7 day of July, 2015, by and between OPTIBASE REAL ESTATE MIAMI, LLC, a Delaware limited liability company, whose address is 401 East Las Olas Boulevard, Suite 1400, Fort Lauderdale, Florida 33301, and CITY NATIONAL BANK OF FLORIDA, its successors and/or assigns, whose address is 25 West Flagler Street, Miami, Florida 33130.

RECITALS

A.      “Borrower” (as hereinafter defined) has requested and Lender has agreed to make a non-revolving credit facility to Borrower in the maximum principal amount of FIFTEEN MILLION AND 00/100 DOLLARS ($15,000,000.00) (the “Loan”) to be used by Borrower to refinance certain fractured condominium inventory located in Miami, Miami Beach and Sunny Isles Beach, Florida, subject to the terms and conditions contained in this Agreement.

B.      Borrower and Lender have negotiated the terms and conditions of, and wish to enter into, this Agreement in order to set forth the terms and conditions of the Loan.

 NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth below, Borrower and Lender agree as follows:

                1.           DEFINITIONS.  As used in this Agreement the terms listed below shall have the following meanings unless otherwise required by the context:

(a)           Appraisal: An appraisal of the “Project” (as hereinafter defined), (i) ordered by Lender, (ii) prepared by a state certified general appraiser selected by Lender, (iii) in compliance with all federal and state standards for appraisals including the “Governmental Requirements” (as hereinafter defined), (iv) reviewed and approved by Lender, and (v) in form and substance satisfactory to Lender based on its standards and practices applied in reviewing real estate appraisals.

(b)           Appraised Value: The then current “market value” of the Project, as determined by an Appraisal which meets the Governmental Requirements, prepared by a state certified general appraiser selected and engaged by Lender.

(c)           Borrower: Shall mean OPTIBASE REAL ESTATE MIAMI, LLC, a Delaware limited liability company and its successors and/or assigns.

(d)           Code: Means the Uniform Commercial Code (or any successor statute), as adopted and in force in Florida or, when the laws of any other state govern the method or manner of the perfection or enforcement of any security interest in any of the “Collateral” (as hereinafter defined), the Uniform Commercial Code (or any successor statute) of such state. Any term used in this Agreement and in any financing statement filed in connection herewith which is defined in the Code and not otherwise defined in this Agreement or in any other Loan Document has the meaning given to the term in the Code.

(e)           Conditions for Extension:  Shall have the meaning set forth in Section 3 hereof.

(f)            Condominium: Shall mean individually and/or collectively the “Continuum South Beach Condominium”, “Ocean One Condominium” and “Marquis Condominium” (as each is hereinafter defined).

(g)           Condominium Association: Shall mean individually and/or collectively the “Ocean One At 194th Condominium Association, Inc.”, the “Continuum On South Beach Condominium, The North Tower Association, Inc.” and/or the “Marquis Miami Condominium Association, Inc.” (each as defined in their respective “Declaration of Condominium” (as hereinafter defined)).

(h)           Continuum South Beach Condominium: Shall mean the “Continuum on South Beach Condominium, The North Tower” located at 50 S. Pointe Drive, Miami Beach, Florida 33139.

(i)            Debt Service: All principal and interest due and payable under the Note, which, for purposes of calculation of the Debt Service Coverage Ratio only, shall be calculated based upon a 6.50% interest rate and a 25 year amortization schedule.

(j)            Debt Service Coverage Ratio: The decimal equivalent of a fraction, the numerator of which shall be the Net Operating Income and the denominator of which shall be the Debt Service.

(k)           Declaration of Condominium: Shall mean individually and/or collectively the “Declaration of Continuum South Beach Condominium”, the “Declaration of Marquis Condominium” and the “Declaration of Ocean One Condominium” (each as hereinafter defined), as each may exist from time to time.

(l)            Declaration of Continuum South Beach Condominium North Tower: Shall mean that certain Declaration of Continuum on South Beach Condominium, The Northe Tower, as recorded in Official Records Book 26131, at Page 1961, of the Public Records of Miami-Dade County, as amended.

(m)          Declaration of Marquis Condominium: Shall mean that certain Declaration of Condominium of Marquis a Condominium, as recorded in Official Records Book 26920, at Page 3495, of the Public Records of Miami-Dade County, as amended.

(n)          Declaration of Ocean One Condominium: Shall mean that certain Declaration of Ocean One Condominium, as recorded in Official Records Book 18570, at Page 1863, of the Public Records of Miami-Dade County, as amended.

(o)           Extended Maturity Date:  Shall have the meaning set forth in Section 3 hereof.

(p)           Extension Option:  Shall have the meaning set forth in Section 3 hereof.

(q)           Event of Default:  Shall have the meaning set forth in Section 11 hereof.

(r)            Financing Statements:  The financing statements from Borrower to Lender to perfect Lender’s security interest in the real and personal property described in the “Mortgage” (as hereinafter defined).

(s)           Fiscal Year: Means the fiscal year of the Borrower, which period shall be a 12-month period ending on December 31st of each year. References to a Fiscal Year with a number corresponding to any calendar year (e.g. “Fiscal Year 2015”) refer to the Fiscal Year ending on December 31st of such calendar year.

(t)            GAAP: Generally accepted accounting principles consistently applied, as adopted in the United States, and as amended from time to time.

(u)           Governmental Authority: Any governmental or quasi-governmental authority, agency, authority, board, commission, or governing body authorized by federal, state or local laws or regulations as having jurisdiction over the Lender, the Borrower, the “Guarantor” (as hereinafter defined), the Project, or the ownership, development or sale thereof.

(v)           Governmental Requirements: The standards for real property appraisals established under applicable regulations governing national or state chartered banks promulgated by the Board of Governors of the Federal Reserve System or the United States Comptroller of the Currency, and any other regulations promulgated by any Governmental Authority which apply to Lender.

(w)          Guarantor: Shall mean OPTIBASE, INC., a California corporation and its successors and/or assigns and any other individual or entity now or hereafter guaranteeing the Loan.

(x)           Guaranty: That certain Guaranty of Payment and Performance dated as of even date herewith from Guarantor in favor of Lender, as the same may be amended, restated, modified or replaced from time to time.

(y)           Improvements: All improvements located on or hereafter constructed on any real property encumbered by the Mortgage, or any other mortgage or security instrument executed in connection with the Loan.

(z)            Interest Reserve:  Shall have the meaning set forth in Section 2 hereof.

(aa)         Lender: Shall mean CITY NATIONAL BANK OF FLORIDA and its successors and/or assigns.

(bb)         Liquid Assets:  Shall have the meaning set forth in Section 8(a) hereof.

(cc)         Loan: That certain non-revolving credit facility in the amount of FIFTEEN MILLION AND 00/100 DOLLARS ($15,000,000.00), as evidenced by the “Note” (as hereinafter defined) and secured by the Mortgage and other “Loan Documents” (as hereinafter defined) as provided herein.

(dd)         Loan Documents:  Any and all documents evidencing, securing, or executed by Borrower and/or Guarantor in connection with the Loan, including, without limitation, the Note, the Mortgage, the Guaranty, that certain Collateral Assignment of Contracts, Etc. dated as of even date herewith from Borrower in favor of Lender and this Agreement.

(ee)         Marquis Condominium: Shall mean the “Marquis Condominium” located at 1100 Biscayne Boulevard, Miami, Florida 33132.

(ff)          Maturity Date: Shall mean July 7, 2018.

(gg)         Mortgage:  That certain Mortgage, Assignment of Rents and Security Agreement dated as of even date herewith, from Borrower in favor of Lender, to be recorded in the Public Records of Miami-Dade County, Florida, which is a valid first mortgage lien on the “Units” (as hereinafter defined), all contract rights derived therefrom and all Improvements, fixtures, equipment and personal property owned by Borrower to be located on or used in connection with the Units, and any replacements or additions thereto, and all modifications and amendments thereto.

(hh)         Net Operating Income: The amount remaining after deducting Project Expenses, a property management fee equal to at least three and one-half of one percent (3.5%) of Project Effective Gross Income and a replacement reserve of at least $150.00 per Unit from Project Effective Gross Income.

(ii)          Note: That certain Promissory Note dated as of even date herewith from Borrower in favor of Lender in the principal amount of FIFTEEN MILLION AND 00/100 DOLLARS ($15,000,000.00), as the same may be amended, restated, modified or replaced from time to time.

(jj)          Ocean One Condominium: Shall mean the “Ocean One Condominium” located at 19333 Collins Avenue, Sunny Isles Beach, Florida 33160.

(kk)        Person:  A natural person, a partnership, a joint venture, an unincorporated association, a limited liability company, a corporation, a trust, any other legal entity, or any Governmental Authority.

(ll)          Project:  The Units and all Improvements, fixtures and personal property now or hereafter located within the Units.

(mm)      Project Effective Gross Income; Any month, or any other period which such calculation shall be made, the total of all such Project’s income, including, but not limited to, all rents, license fees, leases and profit derived from the operation of the Project, and tenant reimbursements, but excluding any security deposits.

(nn)        Project Expenses: The aggregate for any month, or any other period for which the calculation shall be made, of all the actual costs, fees and expenses (due and payable for the period for which this calculation is being made) for the Project not reimbursed by tenants or licensees of such Project (excluding Debt Service and depreciation of real and personal property), including, but not limited to, the following: real estate taxes and assessments, hazard insurance premiums, management fees, costs for utilities, maintenance, repairs, franchise fees and all other actual operating expenses of such Project. Project Expenses shall not include depreciation or other non-cash deductions. With respect to any expenses that are paid by Borrower on a basis other than monthly (e.g. real estate taxes, insurance, etc.), such expenses shall be allocated on a pro-rata basis over the months in which such expenditures are applicable.

(oo)        Restricted Account:  Means that certain non-interest bearing restricted account no.:  1954626618 held with Lender, and any interest thereon.

(pp)        Title Company:  Old Republic National Title Insurance Company.

(qq)        Unit(s): Shall mean individually and/or collectively those certain twenty-three (23) residential condominium units owned by Borrower, contained within the Marquis Condominium, according to the Declaration of Marquis Condominium; that certain residential condominium unit owned by Borrower, contained within the Continuum South Beach Condominium, according to the Declaration of Continuum South Beach Condominium and that certain residential condominium unit owned by Borrower, contained within the Ocean One Condominium, according to the Declaration of Ocean One Condominium, all as more particularly described in Exhibit “A” attached hereto and made a part hereof, and, each, together with an undivided share in the common elements appurtenant thereto.

(rr)           Unmatured Event of Default: Means any event or condition which, with the giving or notice or the passage of time, or both, would constitute an Event of Default hereunder or under any of the other Loan Documents.

2.            LOAN. Lender has agreed to make the Loan to Borrower in the amount of FIFTEEN MILLION AND 00/100 DOLLARS ($15,000,000.00), subject to the terms and conditions contained herein.  The Loan shall be evidenced by the Note and secured by the Mortgage and other Loan Documents.

Upon closing, ONE MILLION AND 00/100 DOLLARS ($1,000,000.00) of the Loan proceeds (the “Interest Reserve”) shall be funded by Lender into the Restricted Account to be used as an interest reserve as set forth in Section 10 below, the balance of the Loan proceeds under the Note shall be funded to Borrower upon closing of the Loan.

                3.           EXTENSION OPTION. Provided no Event of Default or Unmatured Event of Default exists, Borrower shall have the option to extend the Maturity Date of the Loan for a period of twelve (12) months in accordance with this Section 3 (the “Extension Option”). Upon and subject to the Borrower’s satisfaction of the following conditions (the “Conditions for Extension”), the Borrower shall have the right to extend the Maturity Date from July 7, 2018 to July 7, 2019 (the “Extended Maturity Date”): (a) Borrower shall request the extension by written notice to Lender not less than one hundred eighty (180) days prior to the Maturity Date of the Note; (b) at the time of the request, and at the time of the extension, there shall not exist any Event of Default or any Unmatured Event of Default; (c) Borrower shall have provided to Lender evidence that certificates of occupancy have been issued for Units 6303 and 6304 at the Marquis Condominium with respect to the contemplated improvements to the Project; (d) Borrower shall demonstrate that the Project has achieved a minimum Debt Service Coverage Ratio of not less than 1.30 to 1.00, as determined by Lender in Lender’s sole discretion; (e) Borrower shall deposit additional funds with Lender in the amount necessary to rebalance the Interest Reserve requirement more particularly described in Section 10 of this Agreement; and (f) Borrower shall pay Lender a non-refundable fee in the amount of $17,240.67.

4.           PARTIAL RELEASE OF UNITS.  Provided no Event of Default exists hereunder, under the Note, the Mortgage or any other Loan Document at the time Borrower presents a contract for sale to Lender executed by a buyer, Lender will provide partial releases in respect of its interest under the Mortgage and other Loan Documents in connection with the sale and closing of a Unit to a bona-fide third party purchaser upon the terms and conditions set out in Exhibit “B” attached hereto. Payments made for partial releases shall be applied by Lender against the outstanding principal balance of the Loan. Borrower and Guarantor agree to reimburse Lender for all reasonable out-of-pocket fees and costs, as set forth on Exhibit “B” attached hereto, in connection with the granting of such partial releases and shall provide Lender with any and all information requested by Lender with respect to the Unit to be released.

5.           EXPENSES.  Borrower shall pay all fees and charges incurred in the procuring and making of the Loan and all other expenses incurred by Lender in connection with this Loan during the term of the Loan, including without limitation, Title Company’s fees and premiums, charges for examination of title to the Project, expenses of survey, Florida Documentary Stamp Taxes, if applicable, Florida Intangible Taxes, if applicable, recording expenses, and the reasonable fees of the attorneys for Lender. The Borrower shall also pay any and all insurance premiums, taxes, assessments, water rates, sewer rates and other charges, liens and encumbrances upon the Project, including all general and special assessments levied against the Units pursuant to the Declaration of Condominium. Such amounts, unless sooner paid, shall be paid from time to time as Lender shall request either to the Person to whom such payments are due or to Lender if Lender has paid the same.

6.           WARRANTIES AND REPRESENTATIONS. Borrower and/or Guarantor, as applicable, represent and warrant (which representations and warranties shall be deemed continuing) as follows:

(a)           Organization Status.  Borrower (i) is duly organized under the laws of the State of Delaware, (ii) is in good standing under the laws of the State of Delaware, (iii) is qualified to do business in the State of Florida, and (iv) has membership interests which have been duly and validly issued. Guarantor (i) is duly organized under the laws of the State of California, (ii) is in good standing under the laws of the State of California, (iii) is qualified to do business in the State of Florida, and (iv) has shares which have been duly and validly issued.

(b)           Compliance with Laws. There is no known violation of any applicable zoning, building or any other local, state or federal laws, ordinances or regulations existing with respect to the current use thereof; and, to the best of its knowledge, Borrower has obtained all licenses, permits and approvals required by all local, state and federal agencies regulating such current use; and, to the best of their knowledge, Borrower and Guarantor are in compliance with all laws, regulations, ordinances and orders of all Governmental Authorities.

(c)           Accurate Information.  All information now and hereafter furnished to Lender is and will be true, correct and complete in all material respects.  Any such information relating to Borrower’s or Guarantor’s financial condition has and will accurately reflect such financial condition as of the date(s) thereof, (including all contingent liabilities of every type), and Borrower and Guarantor further represent that its financial condition has not changed in a material adverse manner since the date(s) of such documents.

(d)           Authority to Enter into Loan Documents.  The Borrower and the Guarantor have full power and authority to enter into the Loan Documents and consummate the transactions contemplated hereby, and the facts and matters expressed or implied in the opinions of its legal counsel are true and correct.

(e)           Validity of Loan Documents.  The Loan Documents have been approved by those Persons having proper authority, and are in all respects legal, valid and binding according to their terms.

(f)            Priority of Lien on Personalty. No chattel mortgage, bill of sale, security agreement, financing statement or other title retention agreement (except those executed in favor of Lender) has been or will be executed with respect to any personal property, chattel or fixture used in conjunction with the construction, operation, or maintenance of the Improvements as described in the Financing Statements.

(g)           Conflicting Transactions of Borrower.  The consummation of the transaction hereby contemplated and the performance of the obligations of Borrower and Guarantor under and by virtue of the Loan Documents will not result in any breach of, or constitute a default under, any lease, loan or credit agreement, or other instrument to which Borrower or Guarantor is a party or by which they may be bound or affected.

(h)           Pending Litigation.  There are no actions, suits or proceedings pending against Borrower, Guarantor, or the Project, or circumstances which could lead to such action, suits or proceedings against or affecting Borrower, Guarantor, the Project, or involving the validity or enforceability of any of the Loan Documents, before or by any Governmental Authority, except actions, suits and proceedings which have been (or, in the future, will be) specifically disclosed to and approved by Lender in writing; and Borrower and Guarantor are not in default with respect to any order, writ, injunction, decree or demand of any court or any Governmental Authority.  Notwithstanding anything contained herein to the contrary, the Borrower hereby notifies the Lender that the Borrower has received a Notice of Violation from the City of Sunny Isles Beach (the “City”) with respect to the Unit at Ocean One Condominium.  Such Notice of Violation is with respect to the front door to the Unit at Ocean One Condominium, which the City is requiring be replaced to comply with the City's fire code.  The Borrower has obtained a permit for the replacement of the door and it is expected that such door will be installed and all permits closed with respect to the work performed in such Unit within ninety (90) days of the closing of the Loan.  Provided such work is completed and all permits closed at the Unit at Ocean One Condominium within such ninety (90) day period, the current status of the permits with respect to such Unit shall not be deemed an Event of Default hereunder.

(i)           Availability of Utilities.  All utility services are available at the boundaries of each Condominium and available for use by the Units, including water supply, storm and sanitary sewer facilities, and gas, electric and telephone facilities.

(j)           Condition of Project. The Project is not now damaged or injured as a result of any fire, explosion, accident, flood or other casualty.

(k)           Contracts.  Neither Borrower, Guarantor, nor any officer or partner of Borrower  or Guarantor have made any contract or arrangement of any kind the performance of which by the other party thereto would give rise to a lien on the Project, other than as has been disclosed to the Lender in writing.

(l)            Availability of Roads.  Access to the Project is provided by a publicly dedicated (or private road with easement rights) paved road appurtenant thereto.

(m)           Discharge of Liens and Taxes.  Borrower and Guarantor have duly filed, paid and/or discharged all taxes or other claims that may become a lien on any of its property or assets, except to the extent that such items are being appropriately contested in good faith and an adequate reserve for the payment thereof is being maintained, and except for taxes for 2015, which are not yet due and payable.

(n)           Sufficiency of Capital.  Neither Borrower nor Guarantor are, and after consummation of this Agreement and after giving effect to all indebtedness incurred and liens created by Borrower in connection with the Note and any other Loan Documents, will be, insolvent within the meaning of 11 U.S.C. § 101, as in effect from time to time.

(o)           ERISA.  Each employee pension benefit plan, as defined in Employee Retirement Income Security Act of 1974, as amended (“ERISA”), maintained by Borrower and/or Guarantor meet, as of the date hereof, the minimum funding standards of ERISA and all applicable regulations thereto and requirements thereof, and of the Internal Revenue Code of 1986, as amended. No “Prohibited Transaction” or “Reportable Event” (as both terms are defined by ERISA) has occurred with respect to any such plan.

(p)           Indemnity. Borrower and Guarantor will indemnify Lender and its affiliates from and against any losses, liabilities, claims, damages, penalties or fines imposed upon, asserted or assessed against or incurred by Lender arising out of the inaccuracy or breach of any of the representations contained in this Agreement or any other Loan Documents.

(q)           No Default.  There is no Event of Default or Unmatured Event of Default on the part of Borrower  or Guarantor under this Agreement, the Note, the Guaranty, the Mortgage.

(r)            Brokerage. Any brokerage commission due in connection with the transaction contemplated hereby has been paid in full and any such commission coming due in the future will be paid promptly by Borrower. Borrower agrees to and shall indemnify Lender from any liability, claim or loss arising by reason of any such brokerage commission. This provision shall survive the repayment of the Loan and shall continue in full force and effect so long as the possibility of such liability, claim or loss exists.

(s)           Warranty of Title. To the best of Borrower’s actual knowledge, the Project conforms to all applicable zoning and other governmental regulations and to all covenants, conditions and restrictions contained in any deed or affecting the Project, including the Declaration of Condominium.

(t)            Ownership of Properties/Liens. Borrower owns good and, in the case of real property, marketable title to all of its properties, real and personal and tangible, free and clear of all liens, charges and known claims.  An affiliate of Borrower is the owner of the trade name “Optibase”.

           Notwithstanding anything contained herein to the contrary, in the event a representation and/or warranty that was true and correct as of the date hereof becomes false or misleading in any material respect, the Borrower and/or Guarantor shall be provided with written notice of same from Lender and the Borrower and/or Guarantor shall be provided thirty (30) days to take action to once again make such representation and/or warranty true and correct in all material respects.

                7.            COVENANTS.  Borrower and Guarantor, as applicable, each covenant and agree with Lender as follows:

(a)           Taxes.  Borrower and Guarantor certify that each has filed or caused to be filed all federal, state and other tax returns which are required to be filed, and have paid or caused to be paid all taxes as shown on said returns or in any manner due to be paid (including, but not limited to, ad valorem and personal property taxes) or on any assessment received by Borrower and not being contested in good faith, to the extent that such taxes have become due.  Borrower further certifies that it has paid all other taxes, levies and charges of any nature that are due and payable, including any governmental charges.

(b)           Notice of Litigation.  Borrower and Guarantor shall promptly give Lender written notice of (a) a judgment entered against Borrower or Guarantor, or (b) the commencement of any action, suit, claim, counterclaim or proceeding against or investigation of Borrower or Guarantor which, if adversely determined, would materially and adversely affect the business of Borrower or Guarantor, or which questions the validity of this Agreement, the Note, the Guaranty, the Mortgage, or any other actions or agreements taken or to be made pursuant to any of the foregoing.

(c)           Notice of Default.  Borrower and Guarantor shall promptly give Lender written notice of any act of default under any agreement with Lender or under any other contract to which Borrower or Guarantor is a party and of any acceleration of indebtedness caused thereby which would have a material and adverse affect to the business of Borrower or Guarantor or the operation of the Project.

(d)           Reports.  Borrower shall promptly furnish Lender with copies of all governmental agency, and other special reports received by Borrower pertaining to or affecting Borrower or the Project, which would materially and adversely affect the business of Borrower or the operation of the Project by Borrower.

(e)           Change in Ownership, Control or Management of Borrower.  Borrower shall not change its ownership, control or management structure during the term of the Loan without the prior written consent of Lender.  For clarification, such change of ownership, control or management structure shall be limited to the Borrower and shall not apply to any of its affiliated entities. For further clarification, a change of control of Optibase, Ltd., the parent company of the Guarantor, shall not be deemed a change of control resulting in an Event of Default hereunder.

(f)           Change in Fiscal Year. Borrower shall not change its fiscal year without the prior written consent of Lender. Borrower’s fiscal year ends on December 31.

(g)           Construction Liens.  Borrower will allow no work or construction to be commenced to the Units, or goods specially fabricated for incorporation therein, which has not been fully paid for, prior to the recording of the Mortgage, which could constitute a lien on the Project. Borrower and Guarantor shall save and hold Lender harmless from the claims of any construction lien or equitable lien and pay promptly upon demand any loss or losses which Lender may incur as a result of the filing of any such lien, including the reasonable cost of defending same and the Lender’s reasonable attorneys’ fees in connection therewith.

In addition, Borrower agrees, at its sole cost and expense, to have any mechanics’ lien or equitable lien which may be filed against the Project or undisbursed funds of this Loan released or bonded within thirty (30) days of the date it is notified of filing same, time being of the essence. If Borrower fails, after written demand, to cause said lien or liens to be released or bonded as aforesaid or to contest such liens in accordance with the terms of the Mortgage, Lender may take such steps as it deems necessary and any funds expended shall be charged to Borrower’s Loan account and shall bear interest as provided by the Loan Documents.

(h)           No Transfer of Project. Borrower shall not sell, lease, convey, mortgage or encumber the Project or any part thereof in any way without the prior written consent of Lender, except as may be provided elsewhere herein or in the Mortgage. All contracts, deeds, easements or other agreements affecting the Project shall be submitted to Lender for its written approval, prior to the execution thereof by Borrower and any other information reasonably requested.  Notwithstanding the foregoing, Borrower may continue to lease the Units comprising the Mortgaged Property in its ordinary course of business, consistent with past practices and subject to changing market conditions and subject to any requirements contained in any of the other Loan Documents.

(i)           No Sale of Assets.  Borrower and Guarantor shall not, during the term of the Loan, transfer any material portion of its respective assets unless such transfer is in the ordinary course of Borrower’s or Guarantor’s business, for fair market value and such fair market value is given to Borrower or Guarantor, in its sole name, and such transfer will not have a material adverse effect on the financial condition of Borrower or Guarantor and/or their ability to perform the obligations hereunder, as determined by Lender in its sole and absolute discretion. For clarification purposes, it is intended that the Borrower shall be using the proceeds of the Loan to, among other things, distribute funds to the Guarantor, as its sole member, and that the Guarantor intends to use such funds for, among other things, repaying loans made to Guarantor, and the Borrower's distribution of the Loan proceeds to the Guarantor and the Guarantor's repayment of loans, shall be permitted by the Lender, without the Lender's consent and shall not be a default hereunder.

(j)           Compliance with Laws; Compliance with Declaration of Condominium.  Borrower shall comply promptly with all federal, state and local laws, ordinances and regulations relating to the construction, use, sale and leasing of the Project, including, but not limited to, (i) the Interstate Land Sales Full Disclosure Act, if appropriate, (ii) all applicable federal and state securities laws, and (iii) all laws of the State of Florida applicable to the Project, and will obtain and keep in good standing all necessary licenses, permits and approvals required or desirable for use of the Improvements. Borrower shall promptly and faithfully comply with, confirm to and obey all requirements imposed upon the Project by each Declaration of Condominium, including the obligation to pay all general and special assessments on a timely basis.

(k)           Title to Personalty.  Borrower will deliver to Lender, on demand, any contracts, bills of sale, statements, receipted vouchers or agreements under which Borrower claims title to any materials, fixtures or articles incorporated in the Improvements or subject to the lien of the Mortgage.

(l)            Payment of Debts.  Borrower shall pay and discharge when due, and before subject to penalty or further charge, and otherwise satisfy before maturity or delinquency, all obligations, debts, taxes, and liabilities of whatever nature or amount, except those which Borrower in good faith disputes.

(m)          Collection of Insurance Proceeds.  Borrower will cooperate with Lender in obtaining for Lender the benefits of any insurance or other proceeds lawfully or equitably payable to it in connection with the transaction contemplated hereby and the collection of any indebtedness or obligation of Borrower to Lender incurred hereunder (including the payment by Borrower of the expense of an independent appraisal on behalf of Lender in case of a fire or other casualty affecting the Project).  Notwithstanding the foregoing, in the event Borrower recovers funds in connection with its currently pending claims as to damages caused by the defective installation of certain bathtubs by the developer at the Marquis Condominium, provided there is no Event of Default or Unmatured Event of Default hereunder at the time of such recovery, Borrower shall be entitled to receive the benefits of such recovery and shall not be required to pay any portion of such recovery to the Lender.  If there is an Unmatured Event of Default at the time of recovery, Lender shall identify the same in writing to Borrower and once cured, Lender shall release any recovery received by Lender on behalf of Borrower to Borrower.

(n)           Indebtedness.  Borrower shall not incur, create, assume or permit to exist any indebtedness or liability on account of advances or deposits, any indebtedness or liability for borrowed money, any indebtedness constituting the deferred purchase price of any property or assets, any indebtedness owed under any conditional sale or title retention agreement, contingent obligations pursuant to guaranties, endorsements, letters of credit and other secondary liabilities, or any other indebtedness or liability evidenced by notes, bonds, debentures or similar obligations without the prior written approval of Lender, except for (i) the Loan, (ii) the endorsement of checks for collection in the ordinary course of business; (iii) debt payable to suppliers and other trade creditors in the ordinary course of business on ordinary and customary trade terms and which is not past due; and (iv) management fees that Borrower may elect to accrue in the ordinary course of business.

(o)           Guaranties.  Except as may be in existence prior to the date hereof, as previously disclosed to the Lender, Borrower shall not guarantee or otherwise in any way become or be responsible for obligations of any other Person, whether by agreement to purchase the indebtedness of any other Person, or agreement for the furnishing of funds to any other Person through the purchase of goods, supplies or services (or by way of stock purchase, capital contribution, advance or loan) for the purpose of paying or discharging indebtedness of any other Person, or otherwise.

(p)           Advances. Borrower shall not make any advances, dividends, loans, or distributions to Guarantor or any of its subsidiaries, affiliates, shareholders, officers or directors, without the prior written consent of Lender. Notwithstanding the foregoing, so long as no Event of Default or Unmatured Event of Default exists, Borrower shall be permitted to make advances to Guarantor or any of its subsidiaries, affiliates, shareholders, officers or directors, in the ordinary course of Borrower’s business, without first obtaining Lender’s prior written consent. For clarification purposes, it is intended that the Borrower shall be using the proceeds of the Loan to, among other things, distribute funds to the Guarantor, as its sole member, and that the Guarantor intends to use such funds for, among other things, repaying loans made to Guarantor, and the Borrower's distribution of the Loan proceeds to the Guarantor and the Guarantor's repayment of loans, shall be permitted by the Lender, without the Lender's consent and shall not be a default hereunder.

(q)           Further Assurances and Preservation of Security.  Borrower will do all acts and execute all documents for the better and more effective carrying out of the intent and purposes of this Agreement, as Lender shall reasonably require from time to time, and will do such other acts necessary or desirable to preserve and protect the collateral at any time securing or intending to secure the Note, as Lender may reasonably require.

(r)           No Assignment.  Borrower shall not assign this Agreement or any interest therein and any such assignment is void and of no effect.  Lender may assign this Agreement and any other Agreements contemplated hereby, and all of its rights hereunder and thereunder, and all provisions of this Agreement shall continue to apply to the Loan.  Lender agrees to notify Borrower of any such assignment.  Lender also shall have the right to participate the Loan with any other lending institution.

(s)           Access to Books and Records.  Borrower shall allow Lender, or its agents, after reasonable prior notice and during reasonable normal business hours, to access Borrower’s books, records and such other documents, and allow Lender, at Borrower’s expense, to inspect, audit and examine the same and to make extracts therefrom and to make copies thereof.

(t)           Business Continuity.  Borrower shall conduct its business in substantially the same manner and locations as such business is now and has previously been conducted during the term of the Loan.

(u)           Insurance.

(A)           Borrower shall obtain, maintain and keep in full force and effect during the term of the Loan, or cause each Condominium Association to obtain, maintain and keep, adequate insurance coverage, with all premiums paid thereon and without notice or demand, with respect to its properties and business against loss or damage of the kinds and in the amounts customarily insured against by companies of established reputation engaged in the same or similar businesses including, without limitation:

(i)           All-Risk (Special) Hazard Insurance reflecting coverage in such amounts as Lender may require. Such policy shall include an additional insured endorsement naming the Lender as additionally insured and loss payee;

(ii)           Public liability insurance insuring against all claims for personal or bodily injury, death, or property damage occurring upon, in or about the Project in an amount of not less than $2,000,000.00 in the aggregate and $1,000,000.00 per occurrence for the Project. Such policy shall include an additional insured endorsement naming the Lender as additionally insured and loss payee;

(iii)          Insurance in such amounts and against such other casualties and contingencies as may from time to time be reasonably required by Lender, in Lender’s sole and absolute discretion, including, without limitation, flood hazard insurance to the extent, if any, required by law;

(iv)          If any Condominium is located in an area designated by the Director of Federal Emergency Management Agency as a special flood hazard area, Borrower shall provide evidence for such parcel of flood insurance which shall be in an amount equal to the maximum insurable value of all improvements comprising such Condominium; and

(v)           Business interruption insurance coverage insuring against any peril that would result in the inability of Borrower to conduct its business on the Project. Such policy shall include an additional insured endorsement naming the Lender as additionally insured and loss payee.

(B)           All policies of insurance required hereunder shall:  (i) be written by carriers which are licensed or authorized to transact business in the State of Florida, and are rated “A” or higher, Class XII or higher, according to the latest published Best’s Key Rating Guide and which shall be otherwise acceptable to Lender in all other respects, (ii) provide that the Lender shall receive thirty (30) days’ prior written notice from the insurer before a cancellation, modification, material change or non-renewal of the policy becomes effective, and (iii) be otherwise satisfactory to Lender.

(C)           Borrower shall not, without the prior written consent of Lender, take out separate insurance concurrent in form or contributing with regard to any insurance coverage required by Lender.

(D)           At all times during the term of the Loan, Borrower shall have delivered to Lender the original (or a certified copy) of all policies of insurance required hereby, together with receipts or other evidence that the premiums therefor have been paid.

(E)           Not less than thirty (30) days prior to the expiration date of any insurance policy, Borrower shall deliver to Lender the original (or certified copy), or the original certificate, as applicable, of each renewal policy, together with receipts or other evidence that the premiums therefor have been paid.

(F)           The delivery of any insurance policy and any renewals thereof, shall constitute an assignment thereof to Lender, and Borrower hereby grants to Lender a security interest in all such policies, in all proceeds thereof and in all unearned premiums therefor.

(v)           Subordination of Debt.  Borrower will fully subordinate all of the Borrower’s debts owed to third parties, including, without limitation, officers, employees, stockholders, and affiliates (as well as Project management fees), upon terms and conditions acceptable to Lender. Notwithstanding the foregoing, so long as the Borrower is in compliance with the financial covenants contained herein and there exists no Event of Default or Unmatured Event of Default, the Borrower shall be permitted to make regularly scheduled payments of principal and interest on such subordinated debt, as well as make payments of the Project management fees and, at the time of a closing of a sale of a Unit, the Borrower may pay accrued Project management fees, as a closing cost, provided the Borrower pays the release price to Lender pursuant to Exhibit “B” hereof.

(w)           Indemnification. Borrower and Guarantor hereby indemnify and hold Lender, its directors, officers, agents, employees and attorneys harmless from and against any liability, loss, expenses, damage of any nature, and claims, including, without limitation, brokers’ claims, arising in connection with the Loan or the operation of the Project, unless caused by such indemnified party’s gross negligence, willful misconduct and/or fraud.

(x)           Estoppel Certificate. At any time during the term of the Loan, within ten (10) business days after written demand of such Borrower by the Lender therefor, the Borrower shall deliver to the Lender a certificate, duly executed and in form satisfactory to the Lender, stating and acknowledging, to the best of such Borrower’s knowledge, the then unpaid principal balance of, and interest due and unpaid, under the Loan, the fact that there are no defenses, off sets, counterclaims or recoupments thereto (or, if such should not be the fact, then the facts and circumstances relating to such defenses, off sets, counterclaims or recoupments). Upon request of Lender, Borrower shall obtain estoppel certificates from each Condominium Association as to matters relating to the Project and/or each Condominium Association, on their standard form.

(y)           Commitment Fee.  Upon the execution of this Agreement, Borrower shall pay to Lender a commitment fee in the amount of $97,500.00 in connection with the Loan, less the application fee previously paid by Borrower in the amount of $25,000.00, net any costs deducted from the deposit.

8.            FINANCIAL AND REPORTING REQUIREMENTS.

(a)           Minimum Liquidity. At all times during the term of the Loan, Borrower and Guarantor shall collectively maintain unrestricted and unencumbered Liquid Assets in an amount not less than TWO MILLION AND 00/100 DOLLARS ($2,000,000.00). “Liquid Assets” shall include, without limitation, (i) cash, (ii) stocks and bonds traded on recognized exchanges that can be converted to cash in three (3) days, (iii) U.S. Government securities having a maturity of one year or less, (iv) commercial paper rated A-1 or better by Standard & Poor’s or P-1 or better by Moody’s having a maturity of one year or less, and (v) other liquid assets as may be approved by the Lender in its sole and absolute discretion, including, without limitation, any amounts held as Interest Reserve. Liquid Assets held in retirement accounts such as personal IRA’s, 401K, SEP Plan, etc., or Liquid Assets titled in custodial accounts or trusts or titled in the name(s) of spouses or entities or third-parties which are not subject to this covenant or held in joint accounts or in accounts titled as tenants-by-the-entirety with spouses or entities or third-parties which are not subject to this covenant shall be excluded from the calculation of Liquid Assets. This covenant shall be tested annually one time a year based upon Lender’s receipt of thebalance sheet, current bank and/or brokerage statements and other supporting documentation provided by Borrower and Guarantor. In the event that Borrower and/or Guarantor fails to provide Lender with evidence of such Liquid Assets within thirty (30) days of Lender’s written request, such failure shall constitute an Event of Default hereunder and under the other Loan Documents.

(b)           Depository Relationship. At all times during the term of the Loan, the Borrower shall maintain its primary depository account(s) and treasury management services with Lender. Notwithstanding the foregoing, Borrower may maintain other depository accounts with other banking institutions.

(c)           Borrower’s Annual Financial Statements.  Within one hundred twenty (120) days after the end of each Fiscal Year, Borrower shall supply Lender with (i) an annual compiled, management-prepared financial statement for the prior Fiscal Year in form acceptable to Lender in its sole and absolute discretion, and (ii) such supporting documentation as Lender reasonably requests, including, without limitation, certified copies of rent rolls and other information with respect to the Units.

(d)           Guarantor’s Annual Financial Statements. Within one hundred twenty (120) days after the end of each Fiscal Year, Borrower shall cause Guarantor to supply Lender with (i) an annual compiled, management-prepared financial statement for the prior Fiscal Year in form acceptable to Lender in its sole and absolute discretion, (ii) such supporting documentation as Lender reasonably requests, and (iii) a covenant compliance certificate confirming compliance with the financial covenants set forth herein, in form satisfactory to Lender in its sole and absolute discretion.

(e)           Intentionally Deleted.

(f)           Guarantor Tax Returns. Within thirty (30) days of filing, Guarantor shall supply Lender with a copy of its annual federal income tax returns, including, without limitation, K-1 statements for all Partnerships and Sub Chapter S Corporations, or, if an extension is filed for any tax return, within thirty (30) days after any permitted extension date.

(g)           Rent Roll. Within one hundred twenty (120) days after the end of each Fiscal Year, Borrower shall provide Lender with the rent roll for the Project in such detail and in such form as the Lender may require.

(h)           Sales and Leasing Report. Within thirty (30) days after the end of each calendar month, Borrower shall provide Lender with a sales and leasing report for the Project in such detail and in such form as the Lender may require.

(i)           Form of Financial Statements. The form and content of each financial statement required in Sections (d) and (e) above, shall be acceptable to Lender in its sole discretion, shall be certified by each party to be correct and complete, and shall include a complete description of all contingent liabilities, including, without limitation, all indebtedness guaranteed.

9.             APPRAISALS.  Lender may obtain a new or updated Appraisal of the Project at Borrower’s expense. Appraisals shall not be required more than once annually unless an Event of Default exists or if required by a governmental or banking agency or authority.

10.           INTEREST RESERVE:  On the first (1st) banking business day of each respective month, the Lender shall debit the Interest Reserve to make payments of interest due under the Note for the account of Borrower, as the same become due by Lender’s bookkeeping entries, unless Borrower elects to pay interest due in cash to Lender. When and if such Interest Reserve is depleted, then and in such event, all monthly interest payments shall be paid by Borrower. Notwithstanding any other provision contained in this Agreement to the contrary, Lender shall not be required to utilize any sums from the Interest Reserve if an Event of Default or Unmatured Event of Default exists under this Agreement or any of the Loan Documents and upon such occurrence, Borrower shall be required to make out-of-pocket payments of interest due under the Note. In the event an Unmatured Event of Default exists and Lender requires Borrower to make out-of-pocket payments of interest, Lender shall provide advance written notice of the same to Borrower.

11.          DEFAULT.  Upon the occurrence of any of the following events (each an “Event of Default” and collectively, the “Events of Default”), Lender may at its option exercise any of its remedies set forth herein:

(a)           Borrower fails to perform any obligation under this Agreement or the Note, when due, whether on the scheduled due date or upon acceleration, maturity or otherwise; or

(b)           Borrower fails to perform any other obligation under the Loan Documents, after the expiration of any applicable grace, notice and/or cure periods; or

(c)           Borrower and/or Guarantor fail to pay or perform any material obligation, liability or indebtedness to any other party, after the expiration of any applicable grace, notice and/or cure periods; or

(d)           A “Default” or an “Event of Default” (as defined in each respective document) occurs (beyond any applicable grace, notice and/or cure periods) under any of the Loan Documents; or

(e)           Subject to the last paragraph of Section 6 hereof, if any warranty or representation made by Borrower or Guarantor in this Agreement or pursuant to the terms hereof shall at any time be false or misleading in any material respect, or if Borrower or Guarantor shall fail to keep, observe or perform any of the terms, covenants, representations or warranties contained in this Agreement, the Note, the Mortgage, the Guaranty or any other document given in connection with the Loan, or is unwilling to meet its obligations thereunder; or

(f)           The dissolution of, termination of existence of, loss of good standing status by Borrower or Guarantor, or any party to the Loan Documents and the failure by Borrower or Guarantor to reinstate its existence or good standing status promptly after receipt of written notice of the same; or

(g)           Borrower becomes the subject of any bankruptcy or other voluntary or involuntary proceeding, in or out of court, for the adjustment of debtor-creditor relationships, and in the event of an involuntary proceeding, Borrower fails to have the same dismissed within sixty (60) days of filing; or

(h)           Guarantor becomes the subject of any bankruptcy or other voluntary or involuntary proceeding, in or out of court, for the adjustment of debtor-creditor relationship, and in the event of an involuntary proceeding, Borrower fails to have the same dismissed within sixty (60) days of filing; or

(i)           The entry of a judgment against Borrower or Guarantor, in excess of $250,000.00, which is not satisfied by Borrower or Guarantor within thirty (30) days after the entry of same; or

(j)           The seizure or forfeiture of, or the issuance of any writ of possession, garnishment or attachment, or any turnover order for any property of Borrower or Guarantor, which Lender deems in good faith to be of a material nature; or

(k)           A material alteration in the kind or type of Borrower’s business, or in the financial condition of Guarantor, is made without the prior written consent of Lender; or

(l)           Lender determines in good faith, in its sole discretion, that the prospects for payment or performance of Borrower’s obligations under the Loan Documents are materially adversely impaired or there has occurred a material adverse change in the business or prospects of Borrower, financial or otherwise; or

(m)         The failure of Borrower to timely satisfy any of the covenants as required in Section 7 above, after the expiration of any applicable grace, notice and/or cure periods; or

(n)           The failure of Borrower to timely satisfy any of the requirements as required in Section 8 (a) through (g) above, after the expiration of any applicable grace, notice and/or cure periods; or

(o)           The failure of the Borrower’s business to comply with any material law or regulation controlling its operation, and Borrower’s failure to cure the same within thirty (30) days after receipt of written notice of the same; or

(p)           The failure of Borrower to maintain the Interest Reserve as required in Section 10 above.

           12.           REMEDIES OF LENDER.  Upon the happening of an Event of Default, then Lender may, at its option, upon written notice to Borrower:

(a)           Cancel this Agreement;

(b)           Commence an appropriate legal or equitable action to enforce performance of this Agreement;

(c)           Accelerate the payment of the Note and the Loan and any other sums secured by the Mortgage, apply all or any portion of any equity funds toward payment of the Loan, and commence appropriate legal and equitable action to foreclose the Mortgage and enforce the Guaranty and collect all such amounts due Lender;

(d)           The appointment of a receiver as a matter of strict right and with the full consent of Borrower therefore being hereby given and granted by Borrower, such right to a receiver being without regard to the solvency of the receiver or the value of any security to the Loan, and for the purpose of preserving the Project, preserving waste and protecting all rights accruing to the Lender by virtue of this Agreement, the Mortgage and all other Loan Documents. All expenses incurred in connection with the appointment of a receiver, or in protecting, preserving or improving the Project, shall be chargeable against the Borrower and shall be enforced as a lien against the Project;

(e)           Exercise all rights under any agreements assigned to Lender and lease or let the Project; and take such action as may be reasonable to preserve and protect the Project and any construction materials stored thereon; or

(f)            Exercise any other rights or remedies Lender may have under the Mortgage or other Loan Documents referred to in this Agreement or executed in connection with the Loan or which may be available under applicable law.

13.           GENERAL TERMS.  The following shall be applicable throughout the period of this Agreement or thereafter as provided herein:

(a)           Rights of Third Parties.  All conditions of the Lender imposed upon Borrower and/or Guarantor hereunder are imposed solely and exclusively for the benefit of Lender and its successors and assigns, and no other Person shall have standing to require satisfaction of such conditions or be entitled to assume that Lender will make advances in the absence of strict compliance with any or all thereof, and no other Person shall, under any circumstances, be deemed to be a beneficiary of this Agreement or the Loan Documents, any provisions of which may be freely waived in whole or in part by the Lender at any time if, in its sole discretion, it deems it desirable to do so.

(b)           Borrower is not Lender’s Agent.  Nothing in this Agreement, the Note, the Mortgage or any other Loan Document shall be construed to make the Borrower the Lender’s agent for any purpose whatsoever, or the Borrower and Lender partners, or joint or co-venturers, and the relationship of the parties shall, at all times, be that of debtor and creditor.

(c)           Loan Expense/Enforcement Expense. Borrower agrees to pay to Lender on demand all reasonable costs and expenses incurred by Lender in seeking to enforce Lender’s rights and remedies under this Agreement, including court costs, costs of alternative dispute resolution and reasonable attorneys’ fees and costs, whether or not suit is filed or other proceedings are initiated hereon.

(d)           Evidence of Satisfaction of Conditions.  Lender shall, at all times, be free independently to establish to its good faith and satisfaction, and in its absolute discretion, the existence or nonexistence of a fact or facts which are disclosed in documents or other evidence required by the terms of this Agreement, provided, however, Lender agrees to use its reasonable good faith efforts not to unreasonably interfere with tenants occupying the Units.

(e)           Headings.  The headings of the sections, paragraphs and subdivisions of this Agreement are for the convenience of reference only, and shall not limit or otherwise affect any of the terms hereof.

(f)           Invalid Provisions to Affect No Others.  If performance of any provision hereof or any transaction related hereto is limited by law, then the obligation to be performed shall be reduced accordingly; and if any clause or provision herein contained operates or would prospectively operate to invalidate this Agreement in part, then the invalid part of said clause or provision only shall be held for naught, as though not contained herein, and the remainder of this Agreement shall remain operative and in full force and effect.

(g)           Application of Interest to Reduce Principal Sums Due.  In the event that any charge, interest or late charge is above the maximum rate provided by law, then any excess amount over the lawful rate shall be applied by Lender to reduce the principal sum of the Loan or any other amounts due Lender hereunder.

(h)           Governing Law.  The laws of the State of Florida shall govern the interpretation and enforcement of this Agreement.

(i)            Number and Gender.  Whenever the singular or plural number, masculine or feminine or neuter gender is used herein, it shall equally include the others and shall apply jointly and severally.

(j)            Intentionally Deleted.

(k)           Waiver.  If Lender shall waive any provisions of the Loan Documents, or shall fail to enforce any of the conditions or provisions of this Agreement, such waiver shall not be deemed to be a continuing waiver and shall never be construed as such; and Lender shall thereafter have the right to insist upon the enforcement of such conditions or provisions.  Furthermore, no provision of this Agreement shall be amended, waived, modified, discharged or terminated, except by instrument in writing signed by the parties hereto.

(l)            Notices.  All notices from the Borrower to Lender and Lender to Borrower required or permitted by any provision of this Agreement shall be in writing and sent by registered or certified mail or nationally recognized overnight delivery service and addressed as follows:

TO LENDER:	CITY NATIONAL BANK OF FLORIDA
25 West Flagler Street
Miami, Florida 33130 Attention: Legal Department

TO BORROWER:	OPTIBASE REAL ESTATE MIAMI, LLC
401 East Las Olas Boulevard, Suite 1400
Fort Lauderdale, Florida 33301 Attention: Robert A. Feingold

Such addresses may be changed to another address within the United States by such notice to the other party.  Notice given as hereinabove provided shall be deemed given on the date of its receipt.  Notwithstanding the foregoing, notice shall be deemed received by the party to whom it is addressed on the third calendar day following the date on which said notice is deposited in the mail, or if a courier system is used, on the date of delivery of the notice.

(m)           Successors and Assigns.  This Agreement shall inure to the benefit of and be binding on the parties hereto and their heirs, legal representatives, successors and assigns; but nothing herein shall authorize the assignment hereof by the Borrower.

(n)           USA Patriot Act Notice.  Lender hereby notifies Borrower and Guarantor that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”), Lender is required to obtain, verify and record information that identifies Borrower and Guarantor, which information includes the name and address of Borrower and Guarantor and other information that will allow Lender to identify Borrower and Guarantor in accordance with the Act.

(o)           Counterparts, Facsimiles.  This Agreement may be executed in counterparts. Each executed counterpart of this Agreement will constitute an original document, and all executed counterparts, together, will constitute the same agreement. Any counterpart evidencing signature by one party that is delivered by facsimile, or an email of a scanned .pdf, by such party to the other party hereto shall be binding on the sending party when such facsimile or email is sent, and such sending party shall within ten (10) days thereafter deliver to the other parties a hard copy of such executed counterpart containing the original signature of such party or its authorized representative.

(p)           WAIVER OF JURY TRIAL.  LENDER, BORROWER AND GUARANTOR HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVE THE RIGHT ANY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT AND ANY AGREEMENT TO BE CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.  THIS PROVISION IS A MATERIAL INDUCEMENT FOR LENDER ENTERING INTO THIS AGREEMENT.

[CONTINUES ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, Borrower and Lender have caused this Agreement to be executed on the date first above written.

BORROWER:
OPTIBASE REAL ESTATE MIAMI, LLC, a Delaware limited liability company, acting by and through its Manager, to wit:
By:	OPTIBASE, INC., a California corporation
By: /s/ Robert A. Feingold
Name: Robert A. Feingold
Title: Executive Vice President

LENDER:
CITY NATIONAL BANK OF FLORIDA
By:	/s/ Kevin Miliffe
Name: Kevin Miliffe
Title: Vice President

JOINDER OF GUARANTOR

           The undersigned as Guarantor hereby joins in and consents to the foregoing Loan Agreement.

OPTIBASE, INC., a California corporation

By: /s/ Robert A. Feingold
Name: Robert A. Feingold
Title: Executive Vice President